Consent of Independent Registered Public Accounting Firm The Board of Directors Camden National Corporation We consent to the incorporation by reference of Camden National Corporation on Form 8-K under the Securities Act of 1934 of our report dated March 10, 2015 with respect to the consolidated statements of condition of Camden National Corporation and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Camden National Corporation. /s/ Berry Dunn McNeil & Parker, LLC Portland, Maine October 19, 2015